Geostellar

Solar energy solutions to meet individual customer's needs

`SOCIAL IMPACT` `CLIMATE CHANGE` `ECO-FRIENDLY` `SOLAR ENERGY` `MARKETPLACES` `CLEANTECH`



▶ PLAY

$30,305
RAISED OF $50K MINIMUM GOAL *i*

FROM
55 investors

TIME LEFT
56 days

Invest in Geostellar

Follow 73   Share ⌄

Pitch   About   FAQ   Discussion (16)

Introducing Solar Club, from Geostellar



LOVE SOLAR?
JOIN THE CLUB!

Solar Club is a great way to generate a new income stream by promoting solar energy in your community. With our online solar energy platform, you can instantly tailor a solar energy plan to best meet the unique needs of each individual home or business.

Every home is different. Get what's right for you!

Highlights

- Patented "Big Data Geomatics" Platform Protected in US, EU & China

- Competitively Selected by 3M, Cisco, J&J, Intuit, Bosch and other Fortune 500 Companies as Exclusive Solar Employee Benefits Program Provider

- Over $1.3M in DOE SunShot Awards, including current Solar In Your Community Challenge for low- and middle-income shared solar in Washington, DC

- 146% year over year revenue growth 2014 through 2016, over $3.5M revenue in 2016

- Investors include Matador Capital, Select Venture Partners, Panacea Capital, Valentis Capital and angel investors from across the country

We've been featured in...



FOX BUSINESS   Dallas Business Journal   SCIENTIFIC AMERICAN
THE WALL STREET   GIGAOM   The New York Times

Deal terms

Funding goal	Investment size
$50K – $1M	min $100, max $107K

Type of security	
Crowd Safe · Learn more	

Discount	Valuation cap
0%	$22,000,000

Perks
Get additional perks from Geostellar for your investment



INVEST
$100

RECEIVE
Big shout-outs on Facebook, Twitter & Instagram!

Invest $100

INVEST
$500

RECEIVE
Basic Solar Club promoter kit, includes training materials, webinars, email address @solar.club. access to the team drive and private groups.

Invest $500

INVEST
$1,000

RECEIVE
Professional Solar Club promoter kit, includes training materials, webinars, email









Forbes · Wall Street Journal · The New York Times · Reuters · Fast Company · greentechmedia · Los Angeles Times

Fossil fuels are costly and harm the planet

- ❌ Greenhouse Gas Emissions
- ❌ Water Pollution
- ❌ Lung Diseases
- ❌ Rising Rates

Climate change, caused by greenhouse gas emissions, is a threat to the whole planet.

The burning of coal, oil and natural gas for energy is a major contributor to climate change. Pollution from fossil fuels also contributes to lung diseases such as childhood asthma and poisons the water with mercury that makes its way into our food supply.

Grid electricity is not just dirty, it's also expensive. Rates on average are almost 50% higher across the US than they were a decade ago!

The Solar Age is here

Solar energy is cleaner and cheaper than grid power, and we are making it accessible and affordable for everyone with Solar Club.

Start a Solar Club in your community to earn money and protect the planet by promoting solar energy.

Solar Clubs are springing up around the country, in companies, churches, schools and towns, led by solar enthusiasts just like you.

Join a club or start your own. Geostellar helps you manage every detail with our online platform and our team of Solar Guides, designers and project managers. We'll provide training, support, guidance and love. You bring the mojo!

What is Solar Club?

Solar Club is a program for entrepreneurs and businesses to do well by doing good. Solar promoters share a love for their planet, a passion for service and an infectious enthusiasm. With the help of Geostellar technology, solar promoters make a profit by encouraging households and business to switch to clean, affordable solar energy.

















Clubs · Sports Teams · Schools · Municipalities · Companies · Hospitals · Associations · Charities · Churches · Causes

Solar promoters form Solar Clubs with local organizations like schools, churches, town councils, clubs, charities and hospitals to coordinate and organize groups that go solar together. Group solar programs reduce the cost of solar and increase savings on energy bills for every participant.



Geostellar
CONSOLE | CURIOUS | INCENTIVES | CONTACT | SIGN IN
Progressive National Baptist Convention

address @solar.club, customized videos, access to the team drive and private groups, t-shirt, business cards & stickers.

Invest $1,000

INVEST
$2,500
RECEIVE
10% off a home solar energy installation between 5 and 10 kW of power, transferrable if you already have solar or can't go solar (plus everything above).

Invest $2,500

INVEST
$5,000
RECEIVE
Wink Smart Home Kit, includes choice of Leviton lighting or Nest thermostat plus everything above.

Invest $5,000

INVEST
$10,000
RECEIVE
A Solar Power Happy Hour on us! Kick off a Solar Club in your community, plus everything above.

Invest $10,000

INVEST
$25,000
RECEIVE
Free travel, lodging and 3-day Solar Promoter Training at the National Conservation Training Center in Shepherdstown, WV plus everything above.

Invest $25,000

INVEST
$50,000 or more
RECEIVE
Major investor designation (see Form C for details) plus everything above!

Invest $50,000

Documents

Official filing on SEC.gov



Form C

Company documents



Geostellar Crowd Safe



geostellarformc.pdf


FELLOWSHIP
PROGRESS
SERVICE
PEACE
1961
Welcome to PNBC Solar!
Each and every member of the Progressive National Baptist Convention is a beacon of the human spirit, poised to engage the community with a positive SMS of human strength and freedom. With a membership base of 2.5 million people, the collective efforts of the PNBC fare una foto a bright light on the world. Having great appreciation for all forms of light, the PNBC hopes to help its members with a special opportunity to gain a new form of independence from financial burden, pollution, and utility companies by helping power its community with the energy of the sun. Go Solar, become a Solar Pro, or Partner with Geostellar to get started promoting energy that is clean, renewable, and affordable.
202-396-0558
Partner code: PNBC
office@pnbc.org
PNBC Home
Francis McGrew
Generate solar energy for your home and inspire your community to follow your lead!
Go Solar!
With an instant, interactive Solar Profile for your home, you can explore equipment, financing and installation options to migliore meet the unique needs of your household.
Go Pro!
Earn extra income while saving the planet by introducing solar energy solutions to your friends and neighbors. We'll support you every step of the way!
Partner With Us!
Organizations of all types and sizes can generate new revenue streams, provide member benefits and reduce greenhouse gas emissions by becoming a Solar Partner.

Each solar promoter and partnering organization establishes a Solar Club profile on Geostellar to attract customers and generate revenue.

Earn money promoting clean energy

Every community has realtors to help folks buy and sell homes, insurance agents to provide coverage, and bankers to finance major purchases and improvements.

There is a similar role in each community for a solar promoter to help friends, neighbors and associates switch to clean, affordable solar energy .


You
Tube
g+
Solar
Club

When you start or join a Solar Club, you earn compensation by helping homes and businesses switch to solar energy.

You can also build a team or enroll whole organizations in your Solar Club and share in the total revenue!

We provide everything you need to get started

Geostellar brings together high quality equipment, qualified local contractors and favorable financing terms on our solar platform, so you'll have everything you need to start your Solar Club and begin promoting solar energy.


INSTALLATION


FINANCING
EQUIPMENT

- **Equipment.** We tailor each solar energy system to best meet the unique needs of every household and workplace.
- **Installation.** Our local installation contractors have impeccable credentials, stellar references, accreditation, licensing and insurance.
- **Financing.** We provide a range of financing options to give you relief from high energy costs without any money out of your pocket.

Geostellar's solar platform assesses each site's solar potential, manages Solar Club members and much

---

Our patented solar energy platform

The magic happens on Geostellar, our patented solar energy platform. Our advanced "big data geomatics," protected by patents issued in the US, Europe and China, simplify the process of going solar.


SEARCH
1.844.38.SOLAR
Check Your Solar Profile Instantly!
SEARCH
ABOUT

Our web, mobile and tablet apps draw on sophisticated simulations of each individual rooftop and ground site. We collect laser imaging from state, local and federal government sources that fly aircraft mounted with LiDAR (Light Detection and Ranging) sensors, which precisely measure the heights of each structure and tree by timing the returns of laser beams. The data is delivered as dense point-clouds, which often provide sub-millimeter resolution.


Yuma St NW
Yuma St NW
Yuma St NW
Yuma Pl NW
Yuma St NW

Instant, interactive solar assessment

With the LiDAR data, we can generate a virtual world and move the sun through the sky to determine the precise amount of sunlight that shines on each square meter of rooftop and the amount of energy that would be generated over the course of the year if solar panels were placed in that spot, based on the slope, orientation and shading.

We add data on energy usage patterns, utility rates, installation costs and federal, state and local incentives to provide a complete model of the energy, environmental and economic aspects of solar energy unique to each individual property.

The result is an instant, interactive assessment of the solar benefits that is easy to understand, with summaries, cash-flow models and a recommended system configuration.

Here is an example high-level summary for a home in White Plains, NY:

MONTHLY HOUSEHOLD ENERGY NEEDS

1964 kWh	1917 kWh	98%
electricity your home requires	average electricity your solar panels will generate	of your home's energy provided by solar energy

SAVINGS ON UTILITY BILLS OVER 30 YEARS

$362,238	$89,886	$272,398
total cost of grid electricity without solar panels	total cost of grid electricity & solar energy with solar panels	amount you will save by going solar

GREENHOUSE GAS EMISSIONS REDUCTION

1366	34.02	160 Metric Tons
equivalent # of trees planted	equivalent # of cars taken off the road	GHG emissions you will reduce by going solar

Working with a Solar Guide, you can adjust the equipment configuration, financing plan and installation options until you're satisfied that solar energy is right for you. Then we'll produce a detailed design and dispatch a qualified local contractor to conduct measurements and verify the accuracy of our computer model.



Our platform provides integrated communications to keep everyone in the loop, increasing efficiency and reducing costs associated while dramatically improving the go-solar experience!

Community Solar -- a new model for expanding the solar market

the solar market

Despite the growing popularity of solar energy, many people are stuck with more expensive, dirty power from the electric company because don't own their own property, have too much shading or don't qualify for financing.

That's why we now offer Community Solar.

Community Solar is a shared solar facility, where multiple homes and businesses can subscribe to the energy generated by a remote solar garden.

With Community Solar, there are three great ways for homes and businesses to benefit from the switch to solar energy:

1. By installing solar panels on-site for their own consumption
2. By subscribing to the energy produced by Community Solar generators
3. By hosting Community Solar generation facilities for remote subscribers

Before Community Solar, solar energy was only for owner-occupied properties that could host solar panels on site. Now, everyone who lives or works in an area with Community Solar can save money by switching to solar. Homes or businesses, such as offices, shops and restaurants, can subscribe to clean solar energy generated off-site and reduce their electricity bills.


Solar Club

The energy for Community Solar is generated in a solar garden hosted on any unused roof or ground space. This is a great new way for schools, churches, malls, car dealerships, municipal properties, factories and farms to produce a new revenue stream at no cost by hosting solar panels for Community Solar.

Like cloud computing and Software-as-a-Service, Community Solar provides recurring revenue and high margins. We will own and operate the solar gardens, and our Solar Clubs and solar promoters will offer subscriptions for the energy produced.

Invest in Geostellar

How our business model changes the energy equation

Customer acquisition represents a significant part of the installed cost of solar energy. By compensating individuals and organizations for their success in promoting solar through Solar Club, we are creating a low-cost, high-value distribution channel. In areas where solar energy costs less than retail electricity from the grid, solar market penetration explodes.

Geostellar, an online solar energy platform, makes it easy for Solar Club promoters to

build teams, launch campaigns and gain customers for solar energy. We believe our solar energy platform will change the energy market as dramatically as Airbnb changed the hospitality industry and Uber changed transportation.



PROMOTERS
Solar Club
SUPPLIERS
CUSTOMERS
PLATFORM

When prospects learn about solar energy from friends, neighbors and community organizations, such as their schools, churches and employers, they are much more likely to go solar. For this reason, our Solar Clubs have a higher conversion rate and lower cost of customer acquisition than the sales and marketing models used by most solar energy companies.

We are able to pass some of this savings along to customers in the form of lower cost energy, reward individuals and organizations that promote solar and earn a profit for Geostellar. Geostellar makes a profit in two ways, by installing complete solar energy systems on-site for “Behind the Meter” generation and consumption, and by selling subscriptions to energy generated by “Community Solar” facilities.

1. **Behind the Meter**

Homes and businesses reduce electricity costs by installing solar panels on their property. Geostellar procures the solar equipment and installation labor at low wholesale rates and offers attractive financing terms. The property owner typically switches to solar with no money out of pocket. We provide a fully-installed system at a competitive retail price.

2. **Community Solar**

Geostellar owns and operates the solar gardens, and collects recurring revenue from subscriptions to the solar energy generated. Our customers subscribe to solar energy produced in remote solar gardens, and the savings are credited by the utility directly on their monthly electric bills.

Together, the complementary solar offerings will allow us to expand the market for solar energy, achieve positive cash-flow and provide exceptional returns to shareholders.

Partners committed to solar with Geostellar

We were competitively selected by these and other significant organizations as the solar energy partner of record.



























NATIONAL GEOGRAPHIC BOSCH DELL CISCO
Johnson & Johnson PROVIDENCE Health & Services GREENHEALTH EXCHANGE
CITY OF ANN ARBOR crew 3M AAA PNBC

Based on the examples of these leading organizations, new Solar Clubs are forming every day!

A growing company in an explosive market



We're growing rapidly by continually attracting new partners, promoters and customers. As we grow, we are also improving our margins and plan to become cash-flow positive within the next twelve months.

Solar energy costs continually fall, as higher-capacity solar panels become less expensive to produce and systems become easier to install. Geostellar also drives down the price of solar by reducing customer acquisition costs. At the same time, electric utility rates steadily rise at an average rate of 4.8% a year.

When the price of solar energy is less than that of retail grid electricity, market penetration of solar explodes.



Solar energy is the fastest growing form of new electrical generating capacity in the US and promises to provide over 25% of global electricity generation by 2050.

Competitive Landscape

We're the original solar energy platform, delivering a complete solution tailored to meet the unique needs of each individual customer.



Good Customer Experience







vivint. solar
sunrun
Geostellar
Low Solar Value
High Solar Value
powur
SOLAR BUYERS.CLUB
Project Sunroof
energysage
Network Marketers
Clarus Power
A brighter future
pickmysolar
Lead Generators
Poor Customer Experience

Our competitors include vertically integrated providers that are less competitive on price, due to their high costs structures, lead generators that tend to confuse customers with competing offers and network marketing companies that make most of their revenue from membership fees.

Let's make solar simple, convenient and fun!

As a solar energy platform, we provide unparalleled solar value and exceptional customer experience. The internet only needs one major solar energy platform, supporting suppliers, customers, promoters and partners in an integrated, holistic system, and we are building it. We encourage business model innovation that creates new efficiencies, improves our customer experience and increases the value of solar for everyone.

Join us in making solar our mainstream energy source by promoting clean, affordable solar energy in your community. Love solar? Join the club!

Invest in Geostellar

About Geostellar

Full Name
Geostellar



Founded
Feb 2010

Form
Delaware Corporation

Employees
25

Website
https://geostellar.com



Social Media

Headquarters

Martinsburg
224 West King Street , Martinsburg, WV